Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
May 13, 2008

3.	News Release
State the date and method(s) of dissemination of the news release issued under section 7.1 of NI 51-102

4.	Summary of Material Change
Cardiome Pharma Corp. today reported financial results for the first quarter ended March 31, 2008.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on March 31, 2008, the exchange rate was CAD$1.00=US$0.9742.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
	Name:	Curtis Sikorsky
	Title:	Chief Financial Officer
	Phone No.:	604-677-6905

9.	Date of Report
May 13, 2008

Per:
Curtis Sikorksy, Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE